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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          KENT ELECTRONICS CORPORATION
            (Exact name of registrant as specified in its charter)


                TEXAS                                     74-1763591
(State of incorporation or organization)                (I.R.S. Employer
                                                      Identification No.)

                              1111 GILLINGHAM LANE
                            SUGAR LAND, TEXAS 77478
                    (Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
-------------------                         ------------------------------

PREFERRED STOCK                             NEW YORK STOCK EXCHANGE, INC.
PURCHASE RIGHTS

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: NOT APPLICABLE

         Securities to be registered pursuant to Section 12(g) of the Act:
         NOT APPLICABLE


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 21, 1999, the Board of Directors of Kent Electronics Corporation (the "Company") created one Right for each outstanding share of Common Stock, without par value ("Common Stock"), of the Company and issued such Rights to shareholders of record at the close of business on November 5, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a price of $100 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash or by certified check, cashiers or official bank check or bank draft payable to the order of the Company or the Rights Agent. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services LLC, formerly known as ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). Capitalized terms that are not defined in this summary have the meanings assigned to them in the Rights Agreement.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten Business Days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after November 5, 1999 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until after both the Original Rights Agreement Expiration Date and the Distribution Date (regardless of whether the Distribution Date occurs before or after the Original Rights Agreement Expiration Date), and the Rights will expire at the Close of Business on the tenth anniversary of the Record Date, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights, but the Company will

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have no obligation to issue Rights with respect to any other shares of Common
Stock issued after the Distribution Date.

         In the event (a "Section 11(a)(ii) Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that the Board determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the Section 11(a)(ii) Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of the Section 11(a)(ii) Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the
Section 11(a)(ii) Event would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) based upon its then Current Market Price, for $100. Assuming that the Common Stock had a Current Market Price of $20 per share at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $100.

         In the event (a "Section 13 Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right.

         For example, at an exercise price of $100 per Right, each Right following a Section 13 Event would entitle its holder to purchase $200 worth of common stock of the acquiring company for $100. Assuming that the common stock of the acquiring company had a per share value of $50 at such time, the holder of each issued Right would be entitled to purchase four shares of the common stock of the acquiring company for $100.

         The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

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         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued upon the exercise of any Rights (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         The Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine at any time prior to the earlier of (i) the Close of Business on the tenth Business Day following the Stock Acquisition Date and (ii) the Expiration Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

         At any time after the occurrence of a Section 11(a)(ii) Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to the shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         As of March 21, 2001, the Company entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with Avnet, Inc., a New York corporation ("Avnet"), under the terms of which the Company will be merged with and into Avnet and the separate corporate existence of the Company will thereupon cease (the "Merger"). Moreover, as of March 21, 2001, the Company entered into an Amended and Restated Stock Option Agreement (the "Stock Option Agreement") with Avnet, under the terms of which the Company has granted to Avnet an option to acquire 2,863,474 shares of Common Stock.

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         To facilitate the transactions contemplated by the Merger Agreement and Stock Option Agreement, the Company entered into a First Amendment to Rights Agreement effective as of March 21, 2001 (the "First Amendment"). Among other things, the First Amendment provides that Avnet and Affiliates or Associates of Avnet will not become an "Acquiring Person," and that no "Distribution Date," "Section 11(a)(ii) Event," "Section 13 Event," "Stock Acquisition Date" or "Triggering Event" (as such terms are defined in the Rights Agreement) will occur as a result of: (A) the approval, execution, delivery or performance by the Company and Avnet of the Merger Agreement or the Stock Option Agreement, or (B) the consummation of the transactions contemplated by the Merger Agreement (including the Merger) or the Stock Option Agreement. The First Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.

         The foregoing descriptions of the Rights do not purport to be complete and are qualified in their entirety by reference to the Exhibits hereto.

ITEM 2.  EXHIBITS.

         *Exhibit 1    Rights Agreement between Kent Electronics Corporation
                       and Mellon Investor Services LLC, formerly known as ChaseMellon Shareholder Services, L.L.C., as Rights
                       Agent, dated as of October 21, 1999, which includes as Exhibit A the Amended and Restated Certificate of
                       Designation, Preferences and Rights of Series A
                       Preferred Stock, as Exhibit B the form of Rights
                       Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock.

         Exhibit 2 First Amendment to Rights Agreement between Kent Electronics Corporation and Mellon Investor Services LLC, as Rights Agent, effective as of March 21, 2001.

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         *Previously filed

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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 14, 2001                      KENT ELECTRONICS CORPORATION



                                        By:    /s/ Stephen J. Chapko
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                                        Name:  Stephen J. Chapko
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                                        Title: Executive Vice President & CFO
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                               INDEX TO EXHIBITS


         *Exhibit 1    Rights Agreement between Kent Electronics Corporation
                       and Mellon Investor Services LLC, formerly known as ChaseMellon Shareholder Services, L.L.C., as Rights
                       Agent, dated as of October 21, 1999, which includes as Exhibit A the Amended and Restated Certificate of
                       Designation, Preferences and Rights of Series A
                       Preferred Stock, as Exhibit B the form of Rights
                       Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock.

         Exhibit 2 First Amendment to Rights Agreement between Kent Electronics Corporation and Mellon Investor Services LLC, as Rights Agent, effective as of March 21, 2001.

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         *Previously filed

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